November 8, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Brian Soares

Re:	WaferGen Bio-systems, Inc. Post-effective amendment to Form S-1 Filed October 9, 2013 File No. 333-191645

Ladies and Gentlemen:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated November 1, 2013, with respect to the registration statement on Form S-1 (File No. 333-191645) (the “Registration Statement”).  The Registration Statement relates to the contemplated registration and offering (the “Offering”) of up to 10,949,689 shares of the Company’s Common Stock (the “Offering Shares”), consisting of (i) 1,067,317 Offering Shares (the “Common Shares”), (ii) 7,513,372 Offering Shares issuable upon the conversion of Series 1 Convertible Preferred Stock (the “Series 1 Preferred”) and (iii) 2,369,000 Offering Shares issuable upon the exercise of warrants  to purchase the Company’s Common Stock (the “2013 Warrants,” and together with the Common Shares and Series 1 Preferred, the “Exchange Securities”).  The Offering Shares are being registered for resale from time to time by the selling stockholders (the “Selling Stockholders”) identified in the prospectus forming a part of the Registration Statement.

The Exchange Securities were issued to the Selling Stockholders solely in exchange for all of the Company’s outstanding (a) shares of Series A-1 Convertible Preferred Stock, par value $0.001 per share (the “Series A-1 Preferred”), (b) Convertible Promissory Notes (the “Convertible Notes”) convertible into shares of Series A-2 Convertible Preferred Stock, par value $0.001 per share, of the Company (the “Series A-2 Preferred Shares”), and (c) warrants, dated as of May 27, 2011 to purchase the Company’s Common Stock (the “2011 Warrants,” and together with the Series A-1 Preferred and Convertible Notes, the “2011 Securities”).  The 2011 Securities were issued by the Company to the Selling Stockholders in a private placement transaction that closed on May 27, 2011 (the “May 2011 Private Placement”).

The Exchange Securities were issued to the Selling Stockholders on August 27, 2013 in a private placement transaction (the “August 2013 Private Placement”).  The Exchange Securities were issued in the August 2013 Private Placement solely in exchange for the 2011 Securities that were purchased by the Selling Security Holders in the May 2011 Private Placement.  The Company filed the Registration Statement to fulfill its obligations under a Registration Rights Agreement dated

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August 27, 2013 by and among the Company and the Selling Stockholders (the “Registration Rights Agreement”).

Below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

Prospectus

1.
Given the nature and size of the transaction being registered, please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:  We have reviewed the Staff’s prior guidance on PIPE transactions, as articulated in the Division of Corporate Finance’s Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), which states in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the Selling Stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

The Staff has raised concerns in the past that following a PIPE transaction the selling stockholders may be acting as underwriters, and therefore that the resale shelf registration statement is an indirect primary offering, where a number of shares greater than one-third of the Company’s public float is sought to be registered for resale.

The standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” is an analysis of the facts and circumstances as articulated in C&DI 612.09. The facts and circumstances in this case clearly demonstrate that the Selling Stockholders are not acting as underwriters or conduits for the Company.

How long the Selling Stockholders have held the shares and the circumstances under which they received them

The Exchange Securities were issued by the Company to the Selling Stockholders solely in exchange for other securities of the Company (i.e., the 2011 Securities) which were acquired from the Company in May 2011.  The Company did not obtain any proceeds from the issuance of the Exchange Securities.  Instead, the issuance of the Exchange Securities was accomplished solely as part of a restructuring of the Company’s capital structure.  Given that the Selling Stockholders made their investment in the Company more than two years ago we do not see how the Selling Stockholders may be said to be acting as a conduit for the Company through their resale of Exchange Securities via the Registration Statement.  Rule 144 provides support for this position.  Pursuant to Rules 144(d)(3)(i), (ii) and/or (x), as applicable, investors who acquire new securities of an issuer solely in exchange for other securities of that issuer are deemed to have acquired the new securities at the time of their acquisition of the original securities.

The 2011 Securities were issued in a valid private placement transaction and the re-sale of such 2011 Securities was registered in a Registration Statement on Form S-1 (Reg. No. 333-175507) initially declared effective on November 4, 2011.  We note that in reviewing that registration

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statement the staff  raised the same issue about whether the resale of such securities was eligible for registration on a shelf basis under Rule 415(a)(1)(i).  For the Company’s response please see the letter to the staff dated September 8, 2011.

The issuance of the Exchange Securities represents only a restructuring of securities acquired more than two years ago and not a capital raising transaction through which the Selling Stockholders may be viewed conduits to the public.  The fact that the 2011 Securities were exchanged for different securities with different rights does not cause the Selling Stockholders to now be acting as conduits for the primary sale of securities by the Company to the public.  Instead, the registration of the Exchange Securities is more properly viewed as a mere continuation of the registration of the re-sale of the 2011 securities.

The fact that the Selling Stockholders have borne the market risk of their investment in the Company for such a significant period of time clearly evidences their investment intent and that they are not underwriters for the Company.

The relationship of the Selling Stockholders to the issuer

Four of the Selling Stockholders (i.e., The Shivji Family Trust dated June 12, 2000, Robert Coradini, Joel Kanter and The Kanter Family Foundation) are, or are controlled by, members of the Board of Directors of the Company. These four Selling Stockholders hold approximately 2.62% of the Exchange Securities. Another twelve of the Selling Stockholders are all private investment funds that collectively hold approximately 93% of the Offering Shares.  These consist of Merlin Nexus II, LP, the Selling Stockholders affiliated with Deerfield Management Co., L.P. (the “Deerfield Funds”) and certain of the Selling Stockholders affiliated with Great Point Partners, LLC (the “Great Point Owners”).  Except for the four Selling Stockholders who are, or are controlled by, members of the Board of Directors of the Company, all of the Selling Stockholders were originally introduced to the Company by its placement agent, Oppenheimer & Co., in connection with the May 2011 Private Placement.

The private investment funds’ desire to have their Offering Shares covered by the Registration Statement is not indicative of a desire to sell, distribute or “flip” the stock, nor is it indicia of a primary offering. Instead, these firms have informed the Company that they negotiated for the Registration Rights Agreement because without a registration statement, the Exchange Securities would be viewed as being illiquid (even though a portion of the underlying Offering Shares may be tradable in any three-month period under Rule 144).  Because many of the Selling Stockholders, like many other private investment funds, are required to mark their portfolio securities to market, such funds are required to mark down the book value of those securities to reflect an illiquidity discount.  These firms have indicated a desire to have investments that they may characterize as more liquid.

Great Point Partners, LLC controls the Great Point Owners and has the right to designate two individuals to be nominated to the Company’s Board of Directors.  For as long as at least 50% of the Series 1 Preferred remains outstanding, the Company and each Selling Stockholder who is a current member of the Company’s management or Board of Directors is required to use reasonable best efforts, including with respect to such Selling Stockholder, by voting (or consenting with respect thereto) any shares of Common Stock then owned by them, to ensure that Great Point’s two designees are elected to the Company’s Board of Directors.  Scott Davidson and Joseph Pesce are each managing directors of Great Point Partners, LLC.  Mr. Davidson and Mr. Pesce were designated by Great Point Partners, LLC to serve as members of the Board of Directors, and currently serve on the Board.

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The share ownership and board rights of the Selling Stockholders are not dispositive as to whether a resale by the Selling Stockholders is a disguised distribution or primary offering.  The Staff’s Compliance and Disclosure Interpretation 612.12 contemplates that a large shareholder may engage in secondary offerings that are not deemed to be by and on behalf of an issuer as follows:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4). (emphasis added)

The Staff has also noted in its Compliance and Disclosure Interpretation 116.15, that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.” (emphasis added)  Because the Company does not have an underwriting relationship with any of the Selling Stockholders and each of the Selling Stockholders has borne the economic risk of their investment in the Company for more than two years, and for the other reasons set forth in this letter, the Company believes that the proposed Offering is indeed a genuine secondary offering.

The amount of shares involved

While the amount of Exchange Securities contemplated in the Registration Statement is large relative to the Company’s public float, the Company respectfully submits that this represents only one factor to be considered by the Staff in applying Rule 415(a)(1)(i) and is not determinative in light of the other factors discussed in this letter.

Whether the sellers are in the business of underwriting securities

None of the Selling Stockholders has an underwriting relationship with the Company or is in the business of buying and selling securities (other than as an investment for their own account) or otherwise acting as an underwriter, and each of the Selling Stockholders has certified to the Company that such Selling Stockholder is not, and is not affiliated or associated with, a broker-dealer registered under FINRA.  Each of the Selling Stockholders in the August 2013 Private Placement also represented to the Company as follows:

. . . (d)           Such Investor . . . is acquiring the Exchange Securities issued to such Investor for its own account for investment and not for the benefit or account of any other person or entity and not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act . . . .

. . . (e)           Such Investor acknowledges that the Exchange Securities have not been registered under the Securities Act or any state or foreign securities laws and that the Exchange Securities may not be sold, transferred, offered for sale, pledged hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and is registered under any applicable state or foreign securities laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.  The Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Exchange Securities, and

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on requirements related to the Company which are outside the Investor’s control, and which the Company is under no obligation and may not be able to satisfy.

The Exchange Securities are not “toxic convertible” securities.

The proposed Offering covered by the Registration Statement does not present the same abusive concerns as “toxic convertible” transactions that the Staff had in mind when it invoked Rule 415 to express its objection to a number of PIPE transactions by micro-cap companies.  Based on the Company’s understanding, in many of these “toxic convertible” transactions, an issuer would commit to issuing shares at a conversion or exercise price that floated with the market price of the issuer’s underlying common stock.  In many cases, the shareholders who did not participate in the “toxic convertible” transaction saw the value of their shares decline dramatically due to dilution resulting from the trigger of price “resets” or floating conversion or exercise prices.

The August 2013 Private Placement did not involve the sale of securities with price “resets” or floating conversion or exercise prices that could effectively eliminate market risk to the investors in a private placement and permit such investors to profit even in the face of massive dilution and price declines. The Series 1 Preferred and 2013 Warrants are convertible or exercisable at fixed prices (subject to customary general corporate adjustments, but without anti-dilution protection or exercise price adjustment mechanisms in the event of dilutive future issuances of equity securities by the Company).

Accordingly, the Company believes that none of the features commonly associated with abusive PIPE transactions are present with respect to the proposed Offering to be covered by the Registration Statement.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

The Company respectfully submits that the proposed Offering contemplated by the Registration Statement is “solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore should be permitted by Rule 415(a)(1)(i).

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We appreciate your time and attention to the Company’s responses to the Staff’s comments.  Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch

cc:	Ivan Trifunovich, Chief Executive Officer and President
John Harland, Chief Financial Officer